AMENDMENT NO. 3
                                     to the
                          FUND PARTICIPATION AGREEMENT
                                (Service Shares)


         Pursuant to the Fund Participation Agreement, made and entered into as of the 15th day of December, 2000, by and among Janus Aspen Series and Columbus Life Insurance Company, the parties hereby agree to an amended Schedule A as attached hereto.

         In addition, the parties agree to add the following section as Section
1.10 to the Agreement:

         1.10 All orders accepted by the Company shall be subject to the terms of the then current prospectus of each Portfolio, including without limitation, policies regarding minimum account sizes, market timing and excessive trading. The Company shall use its best efforts, and shall reasonably cooperate with, the Trust to enforce stated prospectus policies regarding transactions in Shares, particularly those related to market timing. The Company acknowledges that orders accepted by it in violation of the Trust's stated policies may be subsequently revoked or cancelled by the Trust and that the Trust shall not be responsible for any losses incurred by the Company or Contract or Account as a result of such cancellation. The Trust or its agent shall notify the Company of such cancellation prior to 12:00 p.m. EST on the next day following Business Day after any such cancellation.

                  In addition, the Company acknowledges that the Trust has the right to refuse any purchase order for any reason, particularly if the Trust determines that a Portfolio would be unable to invest the money effectively in accordance with its investment policies or would otherwise be adversely affected due to the size of the transaction, frequency of trading by the account or other factors.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to the Fund Participation Agreement to be executed in its name and on its behalf by its duly authorized representative. The Amendment shall take effect on May 1, 2005.

JANUS ASPEN SERIES                     COLUMBUS LIFE INSURANCE COMPANY



By:                                             By:
   ---------------------------------               -----------------------------
Name:    Bonnie M. Howe                Name:    Mark A. Wilkerson
Title:   Vice President                         Title:   Senior Vice President

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                                   Schedule A
                   Separate Accounts and Associated Contracts

                                             Contracts Funded
Name of Separate Account                     By Separate Account

Columbus Life Insurance Company              Pinnacle Variable Universal Life
Separate Account 1
September 10, 1998                           Legacy Survivorship Variable
                                             Universal Life

                                             Pinnacle II Variable Universal Life